Lightstone Value Plus Real Estate Investment Trust, Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

January 15, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jaime G. John

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015

File No. 000-52610

Dear Ms. John:

On behalf of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), I am submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 22, 2015 (the “Comment Letter”) with respect to Form 10-K for Fiscal Year Ended December 31, 2014 filed by the Company with the Commission on March 31, 2015 (File No. 000-52610) (the “Form 10-K”).

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

Item 1A. Risk Factors

Our revenue will be impacted by the success and economic viability of our anchor retail tenants…, page 24

1.	To the extent any of your leaseholders account for 5% or more of your rentable space, please identify these tenants in future Exchange Act periodic reports.

To the extent any of the Company’s leaseholders account for 5% or more of its rentable space, the Company will identify such tenants in future Exchange Act periodic reports.

Item 5. Market for Registrant’ s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Net Asset Value, page 46

2.	We note your disclosure on page 50 regarding your conclusion that the outstanding indebtedness of the Gulf Coast Industrial Portfolio and Oakview Plaza either exceeds or approximates estimated fair values and therefore the value of those properties was equal to the outstanding indebtedness. Please address the following as it relates to these valuations:

•	Tell us how you concluded that outstanding mortgage debt is a reasonable basis to approximate fair value.

Jaime G. John

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 15, 2016

•	Tell us how the continued loss of excess cash flow from the Gulf Coast Industrial Portfolio and the placement of the indebtedness in default as described on page 71 impacts your valuation of the properties.
•	Your disclosure implies that you performed a separate fair value analysis, please advise and to the extent that such an analysis was performed, provide to us additional details of that analysis.
•	To the extent that the outstanding indebtedness exceeds the estimated fair values, tell us how you concluded it was appropriate to use a value that exceeds fair value.

For purposes of determining the Company’s estimated net asset value, or NAV, and the resulting estimated values per share of its common stock as of September 30, 2014, the Company utilized various valuation methodologies as specified in its Form 10-K disclosures. With respect to the Gulf Coast Industrial Portfolio and Oakview Plaza, the Company believes the outstanding principal balance of the corresponding mortgage indebtedness either exceeded or approximated the estimated fair values of the underlying collateral as of September 30, 2014 and therefore, for valuation purposes their NAVs were deemed to be zero which was accomplished by establishing that the estimated fair values of the properties were equal to their associated mortgage debt. Both of these mortgage loans are nonrecourse to the Company and the Company is not required to fund any operating shortfalls and/or refinancing deficits and therefore, its shareholders cannot have negative equity in these properties.

The continued loss of excess cash flow from the Gulf Coast Industrial Portfolio as described on page 71 of the Form 10-K corroborates the Company’s conclusion that its shareholders have no equity in the Gulf Coast Industrial Portfolio. Commencing in July 2011, the lender elected to retain the excess cash flow from these properties because they did not meet a specified debt service coverage ratio. In the third quarter of 2012, the mortgage indebtedness was transferred to a special servicer who discontinued regularly scheduled debt service payments and notified the Company that the loan was in default and now due on demand. As noted above, the mortgage debt is nonrecourse to the Company and the Company is not required to fund any operating shortfalls and/or refinancing deficits.

The Company did not prepare a separate fair value analysis for either the Gulf Coast Industrial Property or Oakview in connection with the preparation of the disclosure in the Form 10-K. Rather, with respect to the Gulf Coast Industrial Portfolio, a separate fair value analysis of the properties wasn’t deemed necessary because of the reasons outlined above. Additionally, with respect to Oakview, the Company did not believe a separate fair value analysis of the property was necessary because the Company’s previous estimate of its fair value had resulted in a valuation that slightly exceeded the then outstanding principal balance of the mortgage indebtedness and a subsequent decline in operating results indicated the NAV for this property, if any, would be immaterial.

As noted above, the Company concluded it was appropriate for valuation purposes to set the estimated fair value of these properties equal to the outstanding principal balance of their corresponding mortgage debt solely to arrive at a NAV of zero given the nonrecourse nature of the associated debt and the fact the Company is not required to fund any operating shortfalls and/or refinancing deficits.

3.	We note that you disclose the weighted average for the key assumptions used in the primary valuation method on page 50. In future Exchange Act periodic reports, please disclose the weighted average for each key assumption broken out by material property type or advise.

The Company will disclose the weighted average for each key assumption broken out by material property type in future Exchange Act periodic reports.

Jaime G. John

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 15, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

4.	In future Exchange Act periodic reports, please address the relative impact on period to period changes of same store and non-same store performance. Within same store, please address the relative impact of occupancy and rent rate changes. Also, please include how you define your same store pool.

In future Exchange Act periodic reports, the Company will address the relative impact on period to period changes of same store and non-same store performance and within same store, the Company will address the relative impact of occupancy and rent rate changes. Additionally, the Company will disclose how it defines its same store pool.

Item 8. Financial Statements and Supplementary Data

Note 9 – Marketable Securities and Fair Value Measurements

Fair Value Measurements, page 104

5.	We note that you measured the fair value of certain marketable securities using Level 2 inputs. Please tell us the consideration that you gave to the disclosure requirements within ASC 820-10-50-2(bbb).

All of the Company’s marketable securities measured using Level 2 inputs were valued based on a market approach using readily available quoted prices for similar assets. The Company respectfully proposes it will specify the valuation technique used and the inputs used in the fair value measurements of marketable securities using Level 2 inputs in its future Exchange Act periodic reports.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact me by phone at 212-616-9975 or by email at dbrandin@lightstonegroup.com.

Yours truly,

/s/ Donna Brandin
Donna Brandin
Chief Financial Officer and Principal Accounting Officer